August 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:	Gigamon Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed March 13, 2014
Form 10-Q for the Quarterly Period Ended March 29, 2014
Filed May 8, 2014
File No. 001-35957

Gentlemen:

Gigamon Inc. (the “Company”), hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated August 5, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2014. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed during my telephone conversation with Mr. Edgar on August 6, 2014, the Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than September 2, 2014.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (408) 831-4287. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Paul B. Shinn
Paul B. Shinn
General Counsel

cc:	Mike Burns
Chief Financial Officer
Gigamon Inc.

Robert G. Day
Wilson Sonsini Goodrich & Rosati, P.C.